BofA Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

As representatives of the several Underwriters

c/o

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

and,

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

VIA EDGAR

June 23, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Albertsons Companies, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-236956)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned as representatives of the several underwriters (collectively, the “Underwriters”) of the proposed public offering of the Company’s common stock, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 2:00 p.m., Washington, D.C. time, on June 25, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, we wish to advise you that we have effected the following distribution of each of the Company’s Preliminary Prospectus dated June 18, 2020, through the date hereof:

Preliminary Prospectus dated June 18, 2020:

Approximately 5,746 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Signature	Title

/s/ Michelle A.H. Allong	Authorized Signatory at BofA Securities, Inc.

Michelle A.H. Allong

/s/ Lindsay Drucker-Mann	Managing Director at Goldman Sachs & Co. LLC

Lindsay Drucker-Mann

/s/ Jaclyn Berkley	Vice President at J.P. Morgan Securities LLC

Jaclyn Berkley

/s/ Waleed Matin	Managing Director at Citigroup Global Markets Inc.

Waleed Matin

[Signature Page to Acceleration Request by Underwriters]